[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 10, 2016

Jacob Sandoval

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	BlackRock Capital Investment Corporation
Registration Statement on Form N-2
File Numbers 333-203068

Dear Mr. Jacob Sandoval:

We are in receipt of oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on May 13, 2016 to Michael K. Hoffman and Boris Rappoport of Skadden, Arps, Slate, Meagher & Flom LLP regarding BlackRock Capital Investment Corporation’s (the “Company”) (i) Post-Effective Amendment No. 1 to its Registration Statement initially filed on Form N-2 on May 27, 2015 (the “Registration Statement”) and (ii) Form 10-K/A for the fiscal year ended December 31, 2015 filed on March 11, 2016. The Company has considered your comments and has authorized us to make on its behalf the response discussed below. Each comment set forth below is followed by the Company’s response. Capitalized terms not defined herein shall have meanings set forth in the Registration Statement or the Form 10-K/A, as applicable.

Comments to the Registration Statement

1.	Comment: Please update the Registration Statement to incorporate the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which was filed subsequent to the filing date of the Registration Statement.

Response:        The Company has revised disclosure in accordance with the comment.

2.	Comment: Please confirm that the Company reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments.

Securities and Exchange Commission

June 10, 2016

Response:        The Company confirms that it reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments as of the date hereof.

3.	Comment: Please revise the Fees and Expenses table so that the incentive fees payable under the management agreement are no less than zero.

Response:        The Company has revised disclosure in accordance with the comment.

4.	Comment: Please consider revising the hypothetical expense example to include a separate line item assuming that all of the Company’s returns were realized solely through capital gains.

Response:        The Company has revised disclosure in accordance with the comment.

Comments to the Form 10-K

5.	Comment: Please describe in the Company’s Management’s Discussion and Analysis disclosure any material results relating to future events, trends and uncertainties with respect to the Company’s exposure to particular industries, such as the energy industry, as set forth in the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Response:        The Company will review the industries in which it has invested in light of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 and revise disclosure accordingly in future Form 10-Q and Form 10-K filings.

6.	Comment: In view of the Company’s exposure to foreign currency exchange rates, please explain why the Company believes it does not currently have any “significant direct foreign exchange risk.” In the response letter, please consider Item 305 of Regulation S-K disclosure requirements for material exposure to market risk and explain why the Company believes it has no material exposure.

Response:        The Company does not believe that foreign currency exchange rate exposure is material to it because less than 5% of the Company’s net realized and unrealized losses for the years ended December 31, 2015, 2014 and 2013 were attributable to foreign currency translation. If the exposure becomes material, the Company will update disclosure accordingly.

7.	Comment: In Quantitative and Qualitative Disclosure About Market Risk, please provide the interest rate sensitivity on interest rate borrowings in accordance with the requirements set forth in Item 305 of Regulation S-K.

Response:        The Company will include such disclosure in future Form 10-Q and Form 10-K filings.

Securities and Exchange Commission

June 10, 2016

8.	Comment: Please confirm that the Company’s Consolidated Schedule of Investments accords with the requirements for determining significant subsidiaries as set forth in Item 1-02(w) of Regulation S-X. Please also provide a significance analysis with respect to Gordon Brothers Finance Company in accordance with Rules 3-09 and 4-08(g) of Regulation S-X.

Response:        The Company confirms that it reasonably believes that its Consolidated Schedule of Investments accords with the requirements for determining significant subsidiaries as set forth in Item 1-02(w) of Regulation S-X.

Further, a significance analysis with respect to Gordon Brother Finance Company calculated in accordance with Rules 3-09 and 4-08(g) of Regulation S-X, is provided in Exhibit A attached hereto.

9.	Comment: We note that fee income with respect to non-controlled, non-affiliated investments represents greater than 5% of total investment income for the period. If any category of non-controlled, non-affiliated investments fee income represents greater than 5% of the total, disclose that income separately.

Response:        If applicable, the Company will include such disclosure in future Form 10-Q and Form 10-K filings.

10.	Comment: In Note 1 to the Consolidated Financial Statements, please revise the disclosure to confirm that the Company applies the specialized accounting and reporting guidance for investment companies under ASC Topic 946.

Response:        The Company will include such disclosure in future Form 10-Q and Form 10-K filings.

11.	Comment: Please revise the disclosure to describe all material financial covenants in the Company debt agreements.

Response:        The Company will include such disclosure in future Form 10-Q and Form 10-K filings.

Securities and Exchange Commission

June 10, 2016

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3406 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Michael Hoffman
Michael Hoffman

Exhibit A

BlackRock Capital Investment Corporation

Significant Subsidiary Test – GBFC

December 31, 2015

	12/31/15			10% Additional Disclosure	20% Attaching Financials
Investment Test:

BCIC Equity in GBFC		$92,797,942	8%

Total Assets – BCIC		$1,150,315,431

Total Asset Test:

Total Assets – GBFC		$270,491,558
		80%

BCIC Share of GBFC Total Assets		$216,393,246	19%	x

Total Assets – BCIC		$1,150,315,431

Income Test – Suggested:

BCIC Net Realized/Unrealized on Investment in GBFC		11,267,574	13%

Total Income – BCIC	*$	87,210,028

* Income averaging was used since income for the most recent fiscal year was more than 10% lower than the average of the income for the last five fiscal years.

Note: BCIC owns more than 50% of the equity so both the 10% additional disclosure and 20% attachment of financials tests apply, under Rule 3-09 of Reg S-X.

Numerator – Registrant’s net gain (loss) on investment in portfolio company (i.e. realized and unrealized gain (loss) on investment) before income taxes exclusive of amounts attributable to non-controlling interests.

Denominator – Registrant’s net increase (decrease) in net assets resulting from operations (i.e. net earnings) before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to non-controlling interests.

* Exclude from the numerator the net loss on investments (i.e. net unrealized and realized loss) of the portfolio company. It will remove portfolio companies that meet the significance test solely due to a decline in fair value that otherwise would be an insignificant investment based on fair value.

If the significance test is met in any year, the summarized financial information should be as of and for the same periods as the registrant’s financial statements (i.e. two years of balance sheet information and three years of statement of operations information), even if the significance level is not met in all periods.

Under Regulation S-X, Rule 1-02(bb), only the following financial statement line items are required in the summarized financial information:

Current and noncurrent assets

Current and noncurrent liabilities

Redeemable stock

Minority interests

Revenues

Gross profit

Income (loss) from continuing operations

Net income (loss)

Summarized financial information must be presented in the notes to the annual financial statements in accordance with US GAAP, and should not be labeled unaudited. Information may be presented for each subsidiary individually or on a combined basis, if the information is not misleading. The information should be complete and should cover all subsidiaries, not just those that are significant.

The Registrant’s interim financial statements are required to include only summarized income statement information if both (1) the significance of the sub exceeds 20% under either the income test or the investment test and (2) the sub is a Registrant. If required, only the following income statement line items are required:

Revenues

Gross profit

Income (loss) from continuing operations

Net income (loss)

The significant subsidiary test for the presentation of summarized financial information for equity method investees is based on the three tests, whereas the requirement to provide separate financial statements for subs is based on the investment and income tests only.

Regulation S-X Rule 3-09 relates to attaching annual financial statements and is only applicable at 12/31 (if that is portfolio company’s year end also). If Rule 3-09 applies, so does Rule 4-08(g) Regulation S-X Rule 4-08(g) relates to adding additional disclosure to the quarterly financials, not year-end. If the 10% is exceeded, the disclosure must be made, if in a subsequent quarter, the 10% threshold is not exceeded, the disclosure is removed.